Mail-Stop 4561
						September 9, 2005

Via facsimile and U.S. Mail
Mr. Richard L. Harbaugh
President and Chief Operating Officer
Equitable Financial Corp.
113-115 North Locust Street
Grand Island, Nebraska 68801

Re:   Equitable Financial Corp.
                    Amendment No. 1 to Form SB-2
	        File No. 333-126617
                    Filed August 31, 2005


Dear Mr. Harbaugh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mike, please revise this letter so that it is formatted in accordance with Memo 4-05

Prospectus Supplement - Interests
Once you have submitted..., page 7
1. Revise the penultimate paragraph on page 7 to clarify when under the terms of the plan, investment directions can be changed, e.g., once a quarter, etc.


Change in Investment Allocation, page i
2.	Revise the sentence before the list of investment options to clarify that, "... now direct that the percentage of the market value of the units ...".

Prospectus Summary, page 1
3. Revise your description of Equitable Financial MHC to clarify that the voting rights of this company will be controlled by the Board of
Equitable Financial MHC which will be substantially similar to the management of Equitable Federal Savings Bank of Grand Island.

MD&A
General
4. Noting the gain on the sale of the data processors stock in the fourth quarter, it appears that the fourth quarter otherwise had a net loss. Please revise to add disclosure as to why the fourth quarter results were a net loss without the stock sale gain.

Allowance for Loan Losses, page 66
5.         Please revise your discussion of the allowance for loan
losses to explain the         significant increase in the ratio of
the allowance for loan losses to nonperforming loans as of June
30,
2005, and the reasons supporting this increase.

Liquidity Management, page 69
6.	Noting your response to our previous comment numbered 12,
revise
the third paragraph on page 69 to add disclosure of the of the total available for sale portfolios well as the pledged securities, including to whom pledged and for what public funds.

General
7.         Please file updated consents for all audited financial
statements included in your      next filing.

Financial Statements for the years ended June 30, 2005 and 2004
Note 1 - Summary of Significant Accounting Policies, page F-7

8.	Please revise your accounting policies for mortgage
origination
fees and brokerage fee income to include the timing of income recognition.


Note 2 - Securities, page F-12

9.	We note that you have disclosed the redemption of your
investment in the stock of your data processor during the fourth quarter of 2005 resulting in a gain of $328,880. Please provide additional detail regarding this transaction in your response letter, including but not limited to:
* a description of the securities;
* the date of purchase, number of shares, and cost per share;
* your proportionate interest in the data processing company prior to its acquisition;
* the balance sheet classification of the investment;
* your analysis leading to classification of the proceeds from sale of the securities as held-to-maturity in the statement of cash flows;
and
* the amounts paid to the data processor for services in 2005 and 2004.


Note 10 - Employee Benefit Plans, page F-23

10.	Please explain your recording of only the one-third portion
of
the cash surrender value of life insurance. Refer to the guidance provided by paragraph 2 of FTB 85-4.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Amanda Roberts (202) 551- 3417 or John Nolan at (202) 551-3492. All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3419

						Sincerely,

						Christian Windsor
						Special Counsel
						Financial Services Group


CC:	Via U.S. Mail and Fax: (202)
	Paul M. Aguggia, Esq.
	Aaron M. Kalsow, Esq.
	Muldoon Murphy & Aguggia, LLP
	5101 Wisconsin Ave, NW
	Washington, DC 20016

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Equitable Financial Corp.
Richard L. Harbaugh, President and CEO
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